SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended	Commission File Number
December, 2006	001-14503

     DECTRON INTERNATIONALE INC.
(Exact name of the registrant as specified in its charter)

Quebec, Canada
(Jurisdiction of Incorporation or Organization)

4300 Poirier Blvd.,
Montreal, Quebec
Canada  H4R 2C5
(Address of Principal Executive Offices)

Telephone:  (514) 334-9609

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

        FORM 20-F       X                                          Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes _______                                                 No       X

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):     N/A

EXHIBIT LIST
Exhibit	Description

99.1	Press release dated December 14, 2006 announcing the Company's 2007 Third Quarter Results
99.2	Financial Statements for the Third Quarter ended October 31, 2006
99.3	Management's Discussion & Analysis for the Third Quarter ended October 31, 2006
99.4	CEO & CFO Certification on Form 52-109F2

DECTRON INTERNATIONALE INC.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DECTRON INTERNATIONALE INC.
(Registrant)
Date: December 14, 2006
/s/ Glenn La Rusic
Name: Glenn La Rusic
Title: Chief Financial Officer